UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

November 14, 2011

Commission File Number: 333-12138

CANADIAN  NATURAL  RESOURCES  LIMITED
(Translation of Registrant’s name into English)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada  T2P 4J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                       Form 40-F   X _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

The information filed in this Form 6-K is expressly incorporated by reference into the Registrant’s Shelf Registration Statement on Form F-9 (File No. 333-177401).

Exhibit Number	Description

1.1	Underwriting Agreement dated November 10, 2011 between Canadian Natural Resources Limited and the underwriters listed therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED (Registrant)

Date: November 14, 2011	By:	/s/ Douglas A. Proll
Douglas A. Proll
Chief Financial Officer and Senior Vice President, Finance